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SECU

16021748

SEC
Mail Processing
Section
AUG 25 2016
Washington DC
408

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-34642

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2015 AND ENDING 06/30/2016
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Firstrade Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30-50 Whitestone Expressway, Suite A301
(No. and Street)

Flushing	New York	11354
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John Liu 718-269-1557
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wei, Wei & Co., LLP
(Name – *if individual, state last, first, middle name*)

133-10 39th Avenue	Flushing	New York	11354
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

aub

OATH OR AFFIRMATION

I, John Liu, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Firstrade Securities Inc., as of June 30th, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

CEO

Title



KATTY WONG
Notary Public, State of New York
No. 01WO6169734
Qualified in Queens County
Commission Expires: July 2, 20

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Exemption Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRSTRADE SECURITIES, INC.

CONTENTS


WEI WEI & CO., LLP

CERTIFIED PUBLIC ACCOUNTANTS

• MAIN OFFICE
133-10 39TH AVENUE
FLUSHING, NY 11354
TEL. (718) 445-6308
FAX. (718) 445-6760

• CALIFORNIA OFFICE
36 W BAY STATE STREET
ALHAMBRA, CA 91801
TEL. (626) 282-1630
FAX. (626) 282-9726

• BEIJING OFFICE
SUITE 2503
CHINA WORLD OFFICE 2
1 JIANGUOMENWAI AVENUE
BEIJING 100004, PRC
TEL. (86 10) 65355871
FAX. (86 10) 65355870

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Firstrade Securities, Inc.

We have audited the accompanying consolidated statement of financial condition of Firstrade Securities, Inc. as of June 30, 2016, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the consolidated financial statement. The consolidated financial statement is the responsibility of Firstrade Securities, Inc.'s management. Our responsibility is to express an opinion on the consolidated financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of Firstrade Securities, Inc. as of June 30, 2016 in accordance with accounting principles generally accepted in the United States of America.

Wei Wei & Co. LLP

Flushing, NY
August 23, 2016

FIRSTRADE SECURITIES, INC.

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2016

ASSETS

CURRENT ASSETS	
Cash and cash equivalents	$ 3,874,379
Due from clearing broker	962,528
Accounts receivable	605
Accrued interest receivable	16,934
Prepaid taxes	226,424
Prepaid expenses	138,664
Deferred tax assets	31,455
Loan receivable-current portion	24,000
Investments	83,091
Short-term investments-other	1,808,247
Total Current Assets	7,166,327
PROPERTY AND EQUIPMENT-NET	277,177
OTHER ASSETS	
Rebate reserve fund	24,988
Clearing deposits	1,018,119
Loan receivable, net of current portion	2,000
Other assets	98,280
Intangible assets, net	46,279
Total Other Assets	1,189,666
Total Assets	**$ 8,633,170**

See accompanying notes to the consolidated financial statements.

FIRSTRADE SECURITIES, INC.

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2016

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES	
Accrued expenses	$ 380,949
Income tax payable	178
Accrued payroll	746,000
Obligation under capital lease - current	6,936
Loan payable - current	54
Total Current Liabilities	1,134,117
OTHER LIABILITIES	
Loan payable – non current	60,000
Deferred rent	105,497
Deferred tax liability	136,183
Total Liabilities	1,435,797
STOCKHOLDERS' EQUITY	
Preferred stock- $.10 par value, 4,000,000 shares authorized, none issued or outstanding	
Common stock- $.01 par value, 32,000,000 shares authorized, 19,003,500 shares issued and 18,803,500 shares outstanding	190,035
Additional paid-in capital	2,039,773
Retained earnings	5,465,065
Less: Treasury stock at cost, 200,000 shares	(497,500)
Total Stockholders' Equity	7,197,373
Total Liabilities and Stockholders' Equity	**$ 8,633,170**

See accompanying notes to the consolidated financial statements.

FIRSTRADE SECURITIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2016

1. ORGANIZATION

Firstrade Securities, Inc. (the "Company") is a registered broker-dealer in securities under the Securities and Exchange Act of 1934. The Company acts as an introducing broker and provides discount brokerage services for its clients.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Method of Accounting

The Company's financial statements are prepared using the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). Income is recognized as earned and expenses are recognized as incurred.

b) Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Principles of Consolidation

The consolidated financial statements included the Company's wholly owned subsidiary – Firstrade Advisor LLC. All intercompany transactions are eliminated in consolidation.

d) Cash and Cash Equivalents

The Company considers all demand and time deposits and all highly liquid financial instruments purchased with original maturities of three months or less to be cash equivalents.

e) Investments-Other

Certificates of deposit held for investment that are not debt securities are included in "investments-other." Certificates of deposit with maturities less than one year are classified as "short-term investments-other." Certificates of deposit with maturities greater than one year are classified as "long-term investment-other." A certificate of deposit for approximately $1,010,000 is being held as collateral for the Company's line of credit (see Note 6).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

f) Fair Value Measurements

The Company follows the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Section 820 for fair value measurements which defines fair value and establishes a fair value hierarchy organized into three levels based upon the input assumptions used in valuing assets and liabilities. Level 1 inputs have the highest reliability and are related to identical assets and liabilities with unadjusted quoted prices in active markets. Level 2 inputs relate to assets and liabilities in active markets which are observable either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability and are used to the extent that observable inputs do not exist.

g) Investments Valuation

Investments are carried at the values shown in Note 4 of the financial statements. The fair value of alternative investments has been estimated using the Net Asset Value ("NAV") as reported by the management of the respective alternative investments fund. FASB guidance provides for the use of the NAV as a "Practical Expedient" for estimating fair value of alternative investments. The NAV reported by each alternative investment fund is used as a practical expedient to estimate the fair value of the Company's ability to redeem its interest in the near term.

h) Property and Equipment

Property and equipment are stated at cost. Major expenditures for the acquisition of property, equipment and betterments that substantially increase useful lives of the fixed assets are capitalized. Maintenance, repairs, and minor renewals are expensed as incurred. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation are removed from the accounts and resulting gains or losses are included in income. Depreciation is provided utilizing the double declining balance half year convention method over the estimated useful lives of the assets (five to seven years). Leasehold improvements are amortized over the lesser of the term of the lease or the estimated useful lives of the improvements.

i) Intangibles

Intangible assets consist of trademarks and software and are recorded at cost. Amortization of trademarks is computed using the straight-line method over a period of 15 years. Software development costs are amortized using the straight-line method over a useful life of 3 years; these costs which include consulting fees, payroll and payroll related costs are associated with various ongoing computer software based projects. As of June 30, 2016, costs totaling $ 4,944,604 relating to several of these projects were at the application development stage and consequently capitalized.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICES (continued)

j) Income Taxes

Deferred income tax assets and liabilities are computed for differences between financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the period in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities. These components of temporary differences are amortization of software development costs, depreciation, accrued vacation, and unrealized gains/losses on investments.

k) Accounting for Uncertainty in Income Taxes

Management has determined that the Company had no uncertain tax positions that would require financial statement recognition. The Company is no longer subject to U.S. federal, state or local income tax audits for periods prior to July 1, 2012.

l) Subsequent Events Evaluation by Management

The Company has evaluated subsequent event transactions for the potential recognition or disclosure in the financial statements through August 23, 2016, the date the financial statements were available to be issued.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital of $250,000 and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1, both as defined. At June 30, 2016, the Company had net capital of $6,234,209 under Rule 15c3-1, which was $5,984,209 in excess of its required net capital of $250,000.The Company's percentage of aggregate indebtedness to net capital was 20%.

4. INVESTMENTS

The following table shows the major categories of investments measured at fair value at June 30, 2016, grouped by the fair value hierarchy:

Description	Quoted Prices in Active Markets for Identical Assets (Level 1)	Quoted prices in markets that are not active for similar assets (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Equities	$ 12,939	$ -	$ -	$ 12,939
Certificates of deposit	-	1,808,247	-	1,808,247
Worthless securities	-	70,152	-	70,152
Total at fair value	$ 12,939	$ 1,878,399	$ -	$ 1,891,338

Securities traded in secondary markets are typically valued using unadjusted vendor prices. These prices are reviewed and may be adjusted using quoted market prices for similar securities if determined necessary. These securities are classified as Level 2 of the hierarchy. As of June 30, 2016, the above worthless securities are valued at approximately $203,000 using unadjusted vendor prices with $130,000 adjustment using quoted market prices for similar securities. Such a valuation is, therefore, subjective and may not be a true measure of the real worth of these instruments.

The amount of total gain for the year included in changes in net assets attributed to the change in unrealized gains/loss relating to assets still held at June 30, 2016 was approximately $41,000.

At June 30, 2016 the Company had no open capital commitments with limited partnerships.

5. CERTIFICATES OF DEPOSIT

Certificates of deposit totaling $1,808,247 are included in short-term investments-other in the accompanying financial statements. The certificates bear interest ranging from 0.65% to 1.12% and have maturities of 12 months, 14 months, 15 months and 18 months, with penalties for early withdrawal.

Any penalties for early withdrawal would not have a material effect on the financial statements.

6. LINE OF CREDIT

The Company has a line of credit of $1,000,000 with a bank, which expires on September 1, 2016. The loan is collateralized by a $1,000,000 certificate of deposit. As of June 30, 2016, the outstanding balance is $60,000. Interest will be charged at the bank's time certificate of deposit annual percentage rate plus 2%.

The Company has a line of credit of $750,000 with another bank, which expires on April 27, 2017. The loan is collateralized by a saving account which has a balance of $957,483 as of June 30, 2016. As of June 30, 2016 there is no outstanding balance except the interest payable. Interest rate will be charged at prime rate minus 0.250%.

7. LOANS RECEIVABLE

This consists of a $26,000 loan to an employee at 0.01% interest. Repayment began on January 1, 2012 at $2,000 per month until the balance is paid in full.

10. STOCK OPTION PLAN

The Company established the Firstrade Securities Stock Option Plan (the "Plan") to attract and retain personnel for positions of substantial responsibility, to provide additional incentive to employees and consultants of the Company and to promote the success of the Company's business. Under the Plan, the Board of Directors of the Company has authorized the issuance of stock options to purchase up to 1,000,000 shares of the Company's common stock. Options granted under the plan may be incentive stock options or non-statutory stock options. The shares issued in October 2006, which will expire in October 2016 and were all fully vested in 2010 in accordance with the Plan. At June 30, 2016, 180,300 shares were outstanding.

FIRSTRADE SECURITIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2016

10. STOCK OPTION PLAN (continued)

	Shares	Weighted Average Exercise Price	Weighted-Average Remaining Contractual Life	Aggregate Intrinsic Value
Outstanding at June 30, 2015	180,300	$ 1.30	1.28 years	$ -
Granted	-	-	-	-
Exercised	-	-	-	-
Cancelled and expired	-	-	-	-
Forfeited	-	-	-	-
Outstanding at June 30, 2016	180,300	$ 1.30	0.28 years	$ -
Vested at June 30, 2016	180,300	$ 1.30	0.28 years	$ -
Exercisable at June 30, 2016	180,300	$ 1.30	0.28 years	$ -

11. INCOME TAXES

The provision for (benefit from) income taxes for the year ended June 30, 2016 is comprised of the following:

Current	
Federal	$ 136,785
State and local	80,119
Total current	216,904
Deferred	
Federal	72,262
State and local	44,266
Total deferred taxes	116,528
Total provision for income taxes	$ 333,432

FIRSTRADE SECURITIES, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2016

11. INCOME TAXES (continued)

Deferred tax liabilities - noncurrent at June 30, 2016, relate to the following items:

Deferred tax liabilities	
Software development costs	$ 21,047
Less: Deferred tax asset	
Depreciation	115,136
Total deferred tax liability - noncurrent	$ 136,183

Deferred tax assets - current at June 30, 2016, relate to the following items:

Deferred tax assets	
Accrued vacation	$ 12,510
Unrealized gain/loss	18,945
Total deferred tax assets - current	$ 31,455

12. COMMITMENTS

Operating Leases

In 2014, the Company entered into two leases for office spaces which expire on May 31, 2017 and June 30, 2024, respectively. Future minimum lease payments at June 30, 2016 are approximately as follows:

Year Ended June 30	
2017	331,000
2018	282,000
2019	291,000
2020	299,000
2021	308,000
Subsequent years	981,000
	$ 2,492,000

Office rent expense for the year ended June 30, 2016 was $325,652.

12. COMMITMENTS (continued)

Capital Leases

The Company leases computer equipment under capital lease agreements with varying expiration dates through 2017. The assets and liabilities under capital lease are recorded at the lower of the present value of the minimum lease payments or the fair value of the assets. The assets are amortized over the lesser of their related lease term or their estimated productive lives. Amortization of assets under capital leases is included in depreciation expense for the year ended June 30, 2016. Equipment held under capital leases at June 30, 2016 is as follows:

Computers	$ 24,971
Less: accumulated amortization	(17,779)
	$ 7,192

Future minimum payments under capital leases are payable as follows:

Year Ended June 30,	
2017	6,936
	$ 6,936

13. FINANCIAL INSTRUMENTS AND CREDIT RISK CONCENTRATION

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company maintains its cash with various financial institutions. The Company monitors the credit quality of the financial institutions and does not anticipate any exposure. The total cash balance in each financial institution is insured by the FDIC up to $250,000. Uninsured funds as of June 30, 2016 were approximately $ 4,605,000. The amount due from the clearing broker was collected in the subsequent month.

14. TREASURY STOCK

During the year ended June 30, 2016, in August 2015, under a Common Stock Repurchase Agreement, the Company repurchased 25,000 shares of common stock from one stockholder. The repurchase price was $2.40 per share.

As of June 30, 2016, 200,000 shares of the Company's common stock were held as treasury stock at cost.

15. RESERVE ACCOUNT FOR CUSTOMER CREDIT BALANCES

In the course of doing business, the Company offers certain customers promotional rebates. As a result of a FINRA examination, it was determined that the Company is required to have a segregated reserve account for the unpaid promotional rebates in accordance with SEC Rule 15c3-3. At June 30, 2016, these customer rebates totaled $2,650. The company established a reserve bank account with $25,000 to comply with this requirement. The balance of this reserve account as of June 30, 2016 remained at $24,988.


WEI
WEI & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

• MAIN OFFICE
133-10 39TH AVENUE
FLUSHING, NY 11354
TEL. (718) 445-6308
FAX. (718) 445-6760

• CALIFORNIA OFFICE
36 W BAY STATE STREET
ALHAMBRA, CA 91801
TEL. (626) 282-1630
FAX. (626) 282-9726

• BEIJING OFFICE
SUITE 2503
CHINA WORLD OFFICE 2
1 JIANGUOMENWAI AVENUE
BEIJING 100004, PRC
TEL. (86 10) 65355871
FAX. (86 10) 65355870

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Firstrade Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Firstrade Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Firstrade Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii), (the "exemption provisions") and (2) Firstrade Securities, Inc. stated that Firstrade Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Firstrade Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Firstrade Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Wei Wei & Co. LLP

Flushing, NY
August 23, 2016

Firstrade Securities, Inc.

Exemption Report

June 30, 2016

Firstrade Securities, Inc. clears all customer transactions through another broker-dealer on a fully disclosed basis and therefore claims exemptive provision (K)(2)(ii) of SEC Rule 15c3-3, which exempts the Corporation from the computation for determination of reserve requirements as provided for in that Rule.

Firstrade Securities has met the identified exemptive provision (K)(2)(ii) of SEC Rule 15c3-3 throughout the fiscal year ended June 30, 2016 without exception.



John Liu

Chairman and CEO